Exhibit 99.1

The Hague, July 24, 2007

AEGON changes accounting principles relating to guarantees in the

Netherlands

Starting with the second quarter of 2007, AEGON will change the accounting principles it uses to value guarantees on certain products in the Netherlands. This change will ensure AEGON’s financial statements better reflect the economic matching of its assets and liabilities.

Jos Streppel, CFO of AEGON, said: “We believe that this change in accounting principles will increase the transparency of our financial results. It should enhance the ability of investors, analysts and other interested parties to judge the economic performance of our businesses. The change is also a helpful interim step toward the same fair value approach we are seeing with both IFRS II and Solvency II.”

Change in accounting principles relating to the Dutch guarantees and a change in reporting format

Certain insurance products offered by AEGON The Netherlands, including group pension contracts and traditional products, contain minimum interest rate guarantees. In the second half of 2006, AEGON The Netherlands initiated a program to hedge its interest rate risks in connection with these guarantees. Implementation of this program was completed by the end of 2006.

Derivative instruments used to hedge these interest rate risks are carried at fair value. Any changes in the fair value are recognized in AEGON’s quarterly income statements. Starting with the second quarter of 2007, AEGON The Netherlands will also value the guarantees related to these group pension contracts and traditional products at fair value. Similarly, changes in the fair value of these guarantees will be reflected in AEGON’s quarterly income statement.

By applying fair value accounting to both the guarantees and the related derivatives, AEGON’s results will provide a better reflection of the performance of AEGON The Netherlands’ businesses.

The change in accounting principles applies to AEGON The Netherlands only and will not impact other country units. AEGON decided on this change following new guidance from the Dutch Central Bank on the valuation of guarantees.

The audited and officially reported results for 2005 and 2006 remain unchanged. For comparison purposes, AEGON is presenting its quarterly results for both 2005 and 2006 as if the new accounting policy had been in force. Differences between results as officially reported and these adjusted figures are primarily the result of fluctuations in interest rates over the past two years. With the hedge program in place from the beginning of 2007, AEGON expects differences between movements in the fair value of guarantees, on one hand, and related derivatives, on the other, will be substantially reduced going forward. Any differences that do emerge will be reported as gains and losses on investments.

The negative impact of the change in accounting principles on AEGON’s shareholders’ equity as of January 1, 2007, amounts to EUR 532 million, while net income for the first quarter of this year shows an increase of EUR 222 million compared with the originally published figure.

In addition, again for purposes of comparison, AEGON is providing pro forma quarterly operating earnings for 2005 and 2006. These pro forma figures assume hedges and guarantees had no effect on operating earnings

Investor Relations: +31 (0)70 344 83 05 (NL) +1 877 548 96 68 (USA) | Media Relations: +31 (0)70 344 83 44 (NL)

in 2005 and 2006. These figures exclude the effect of any movements in the fair value of guarantees as would have been the case had AEGON The Netherlands’ hedge program been in place for those two years.

Starting with the second quarter of 2007, AEGON will also include its share of net results from associates in its operating earnings. Previously, results from associate companies were reported separately from operating earnings.

Table 1 below provides a reconciliation from operating earnings as previously reported to pro forma net operating earnings. The 2005 and 2006 pro forma data are useful supplemental information when comparing actual performance in 2007. Table 2 below will provide a reconciliation between adjusted operating earnings before tax and adjusted net income.

AEGON N.V.											TABLE 1
UNAUDITED
amounts in millions

	EUR					EUR					EUR
	2005					2006					2007
	First Quarter	Second Quarter	Third Quarter	Fourth Quarter	Full Year	First Quarter	Second Quarter	Third Quarter	Fourth Quarter	Full Year	First Quarter

Operating earnings before tax - as reported	430	475	599	643	2,147	827	680	586	735	2,828	614
Effect of change in accounting principles (marking guarantees to market)	(55)	(408)	(108)	(248)	(819)	618	275	(444)	132	581	298
Reclassification from/to gains/losses on investments	-	-	-	-	-	-	5	52	(157)	(100)	(278)
Share in net results of associates	3	11	(2)	8	20	6	7	6	13	32	7
Full hedging assumption of guarantees	60	498	102	334	994	(821)	(307)	434	46	(648)	-
Operating earnings before tax - pro forma[1]	438	576	591	737	2,342	630	660	634	769	2,693	641
Income tax on operating earnings - pro forma	(126)	(137)	(142)	(113)	(518)	(164)	(194)	(137)	(59)	(554)	(157)
Net operating earnings - pro forma[1]	312	439	449	624	1,824	466	466	497	710	2,139	484

1Operating earnings - pro forma are presented in all periods after giving effect to the change in accounting principles and after change in definition of operating earnings to include our share in net results of associates and excluding the effect of any movements in fair value of guarantees as would have been the case had AEGON The Netherlands’ full hedge program been in place for the period Q1 2005 - Q4 2006. As from Q1 2007 operating earnings - pro forma is not applicable anymore and amounts are equal to operating earnings - adjusted.

Shift in investment portfolio affecting non-operating earnings

In addition to the accounting change, AEGON The Netherlands at the end of the second quarter replaced a derivatives program it had implemented in order to lengthen the duration of its investment portfolio with long-dated bonds. The duration of the asset portfolio has not changed as a result of this transaction. Any unrealized changes in the valuation of these bonds will be reflected in shareholders’ equity in accordance with the Group’s existing accounting principles and not as part of non-operating earnings, as had been the case with the derivatives. Consequently, second quarter 2007 non-operating earnings will be the last that reflect changes in the fair value of these derivatives.

Additional information - underlying operating earnings

AEGON is also providing additional information on the expected long-term performance of certain investment classes in the Netherlands and in the Americas, as well as certain products containing guarantees carried at fair value by AEGON USA and AEGON Canada. This additional information appears as underlying operating earnings in table 6 (see appendix), which gives historical data for 2005 and 2006.

In the appendix, AEGON provides more details by lines of business and by geographical area. For the appendix please refer to http://www.aegon.com/pressroom/pressreleases/groupreleases/

2

AEGON N.V.											TABLE 2a
UNAUDITED
amounts in millions

	EUR					EUR					EUR
	2005					2006					2007
	First Quarter	Second Quarter	Third Quarter	Fourth Quarter	Full Year	First Quarter	Second Quarter	Third Quarter	Fourth Quarter	Full Year	First Quarter

Operating earnings before tax – as reported	430	475	599	643	2,147	827	680	586	735	2,828	614
Effect of change in accounting principles before tax	(55)	(408)	(108)	(248)	(819)	618	275	(444)	132	581	298
Operating earnings before tax after change in accounting principles	375	67	491	395	1,328	1,445	955	142	867	3,409	912
Reclassification from/to gains/losses on investments[1]	-	-	-	-	-	-	5	52	(157)	(100)	(278)
Share in net results of associates	3	11	(2)	8	20	6	7	6	13	32	7
Operating earnings before tax – adjusted[2]	378	78	489	403	1,348	1,451	967	200	723	3,341	641
Operating earnings before tax – pro forma[3]	438	576	591	737	2,342	630	660	634	769	2,693	641
Net operating earnings – adjusted	271	98	379	370	1,118	1,044	682	193	651	2,570	484
Net operating earnings – pro forma[3]	312	439	449	624	1,824	466	466	497	710	2,139	484

Operating earnings before tax – adjusted[2]	378	78	489	403	1,348	1,451	967	200	723	3,341	641
Gains/losses on investments
- as reported	307	508	201	141	1,157	(32)	150	348	3	469	5
- reclassification to/from operating earnings[1]	-	-	-	-	-	-	(5)	(52)	157	100	278
Impairment charges	(10)	21	8	(5)	14	6	(31)	(23)	23	(25)	7
Other income and charges	204	27	22	24	277	38	(29)	39	38	86	15
Income before tax – adjusted[4]	879	634	720	563	2,796	1,463	1,052	512	944	3,971	946
Income tax	(239)	(164)	(179)	(69)	(651)	(398)	(195)	(145)	(64)	(802)	(239)
Minority Interest	(1)	2	2	(1)	2	-	-	-	-	-	-
Net income – adjusted[4]	639	472	543	493	2,147	1,065	857	367	880	3,169	707
Net income – as reported	677	751	617	687	2,732	630	664	679	816	2,789	485
Net effect of change in accounting principles	(38)	(279)	(74)	(194)	(585)	435	193	(312)	64	380	222
Net income – adjusted[4]	639	472	543	493	2,147	1,065	857	367	880	3,169	707

AEGON N.V.											TABLE 2b
UNAUDITED
amounts in millions

	At Dec. 31 2004	At Mar. 31 2005	At Jun. 30 2005	At Sept. 30 2005	At Dec. 31 2005	At Mar. 31 2006	At Jun. 30 2006	At Sept. 30 2006	At Dec. 31 2006		At Mar. 31 2007
	EUR	EUR	EUR	EUR	EUR	EUR	EUR	EUR	EUR		EUR
Shareholders’ equity - as reported	14,875	15,735	18,422	18,524	19,276	18,839	17,334	19,110	19,137		19,085
Net effect of change in accounting principles	(327)	(365)	(644)	(718)	(561)	(477)	(284)	(596)	(532)		(310)
Shareholders’ equity - adjusted	14,548	15,370	17,778	17,806	18,715	18,362	17,050	18,514	18,605		18,775

1 Represents (i) the reclassification from gains/losses on investments of fair value movements in derivatives to hedge interest rate risks in guarantees of AEGON The Netherlands and (ii) the reclassification of hedge ineffectiveness to gains/losses on investments.

2 Operating earnings before tax – adjusted are presented in all periods after giving effect to the change in accounting principles and after change in definition of operating earnings to include our share in net results of associates.

3 Operating earnings – pro forma are presented in all periods after giving effect to the change in accounting principles and after change in definition of operating earnings to include our share in net results of associates and excluding the effect of any movements in fair value of guarantees as would have been the case had AEGON The Netherlands’ full hedge program been in place for the period Q1 2005 – Q4 2006. As from Q1 2007 operating earnings – pro forma is not applicable anymore and amounts are equal to operating earnings – adjusted.

4 Income before tax – adjusted and net income – adjusted are presented after giving effect to the change in accounting principles.

3

ABOUT AEGON

AEGON is one of the world’s largest life insurance and pension companies, and a strong provider of investment products. AEGON empowers local business units to identify and provide products and services that meet the evolving needs of customers, using distribution channels best suited to local markets. AEGON takes pride in balancing a local approach with the power of an expanding global operation.

With headquarters in The Hague, the Netherlands, AEGON companies employ approximately 29,000 people worldwide. AEGON’s businesses serve millions of customers in over twenty markets throughout the Americas, Europe, and Asia, with major operations in the United States, the Netherlands and the United Kingdom.

Respect, quality, transparency and trust constitute AEGON’s core values as the company continually strives to meet the expectations of customers, shareholders, employees and business partners. AEGON is driven to deliver new thinking with the ambition to be the best in the industry.

DISCLAIMER

The statements contained in this press release that are not historical facts may be forward-looking statements as defined in the U.S. Private Securities Litigation Reform Act of 1995. Words such as ‘believe’, ‘estimate’, ‘target’, ‘intend’, ‘may’, ‘expect’, ‘anticipate’, ‘predict’, ‘project’, ‘counting on’, ‘plan’, ‘continue’, ‘want’, ‘forecast’, ‘should’, ‘would’, ‘is confident’ and ‘will’ and similar expressions as they relate to us are intended to identify such forward-looking statements. These statements are not guarantees of future performance and involve risks, uncertainties and assumptions that are difficult to predict. We undertake no obligation to publicly update or revise any forward-looking statements. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of their dates. All forward-looking statements are subject to various risks and uncertainties that could cause actual results to differ materially from expectations, including, but not limited to, the following:

♦	Changes in general economic conditions, particularly in the United States, the Netherlands and the United Kingdom;

♦	Changes in the performance of financial markets, including emerging markets, including:

•	The frequency and severity of defaults by issuers in our fixed income investment portfolios; and

•	The effects of corporate bankruptcies and/or accounting restatements on the financial markets and the resulting decline in value of equity and debt securities we hold;

♦	The frequency and severity of insured loss events;

♦	Changes affecting mortality, morbidity and other factors that may affect the profitability of our insurance products;

♦	Changes affecting interest rate levels and continuing low interest rate levels and rapidly changing interest rate levels;

♦	Changes affecting currency exchange rates, including the EUR/USD and EUR/GBP exchange rates;

♦	Increasing levels of competition in the United States, the Netherlands, the United Kingdom and emerging markets;

♦	Changes in laws and regulations, particularly those affecting our operations, the products we sell and the attractiveness of certain products to our consumers;

♦	Regulatory changes relating to the insurance industry in the jurisdictions in which we operate;

♦	Acts of God, acts of terrorism, acts of war and pandemics;

♦	Changes in the policies of central banks and/or governments;

♦	Litigation or regulatory action that could require us to pay significant damages or change the way we do business;

♦	Customer responsiveness to both new products and distribution channels;

♦	Competitive, legal, regulatory, or tax changes that affect the distribution cost of or demand for our products;

♦	Our failure to achieve anticipated levels of earnings or operational efficiencies as well as other cost saving initiatives;

♦	The impact on our reported financial results and financial condition as a result of our adoption of International Financial Reporting Standards.

CONTACT INFORMATION

Group Corporate Affairs & Investor Relations

	The Hague, the Netherlands	Baltimore, the United States
Analysts & Investors	+31 (0)70 344 83 05	+1 877 548 9668 (toll free) /+1 410 576 45 77
Media	+31 (0)70 344 83 44
E-mail	gca-ir@aegon.com	ir@aegonusa.com
Website	www.aegon.com

8.5

Analyst and investor conference call

An analyst and investor conference call on the change in accounting principles will be held today at 15.00 hrs CET (London 14.00 hrs, New York 09.00 hrs.)

The dial-in numbers for the conference call are as follows:

The Netherlands :	+31 45 631 69 05
United States and Canada :	+1 480 293 1744
United Kingdom :	+44 207 153 2027

The conference call and Q&A session can be followed simultaneously via an audio webcast on AEGON’s website www.aegon.com.

8.5

APPENDIX TO PRESS RELEASE DATED JULY 24, 2007- AEGON CHANGES ACCOUNTING PRINCIPLES RELATING TO GUARANTEES IN THE NETHERLANDS

AEGON N.V.											TABLE 1
UNAUDITED
amounts in millions

	EUR					EUR					EUR
	2005					2006					2007
	First Quarter	Second Quarter	Third Quarter	Fourth Quarter	Full Year	First Quarter	Second Quarter	Third Quarter	Fourth Quarter	Full Year	First Quarter

Operating earnings before tax - pro forma by line of business
Life and protection	205	298	300	295	1,098	246	302	322	289	1,159	262
Individual savings and retirement products	69	46	134	223	472	166	162	111	191	630	136
Pensions and asset management	82	181	112	165	540	122	103	135	141	501	146
Institutional products	90	80	108	95	373	104	83	76	120	383	100
Reinsurance	29	21	30	25	105	55	42	26	40	163	36
Distribution	7	1	(28)	(15)	(35)	-	4	2	6	12	10
General insurance	17	18	10	10	55	11	23	13	8	55	2
Other	-	(1)	1	(6)	(6)	-	(1)	1	-	-	-
Interest charges and other	(64)	(79)	(74)	(63)	(280)	(80)	(65)	(58)	(39)	(242)	(58)
Share in net results of associates	3	11	(2)	8	20	6	7	6	13	32	7
Operating earnings before tax - pro forma[1]	438	576	591	737	2,342	630	660	634	769	2,693	641

Operating earnings before tax - pro forma geographically
Americas	399	404	541	555	1,899	559	559	459	597	2,174	505
The Netherlands	41	174	95	191	501	84	105	160	125	474	99
United Kingdom	47	53	18	44	162	54	55	57	60	226	66
Other Countries	15	24	11	10	60	13	6	16	26	61	29
Holding and other activities[2]	(64)	(79)	(74)	(63)	(280)	(80)	(65)	(58)	(39)	(242)	(58)
Operating earnings before tax - pro forma[1]	438	576	591	737	2,342	630	660	634	769	2,693	641

Net operating earnings - pro forma geographically
Americas	278	302	389	463	1,432	402	393	350	429	1,574	381
The Netherlands	33	124	80	149	386	70	67	124	176	437	74
United Kingdom	34	39	17	50	140	43	53	45	65	206	55
Other Countries	12	21	8	10	51	9	4	11	(4)	20	16
Holding and other activities[2]	(45)	(47)	(45)	(48)	(185)	(58)	(51)	(33)	44	(98)	(42)
Net operating earnings - pro forma	312	439	449	624	1,824	466	466	497	710	2,139	484

1Operating earnings - pro forma are presented in all periods after giving effect to the change in accounting principles and after change in definition of operating earnings to include our share in net results of associates and excluding the effect of any movements in fair value of guarantees as would have been the case had AEGON The Netherlands full hedge program been in place for the period Q1 2005 - Q4 2006. As from Q1 2007 operating earnings - pro forma is not applicable anymore and amounts are equal to operating earnings - adjusted.

AEGON AMERICAS											TABLE 2
UNAUDITED
amounts in millions

	USD					USD					USD
	2005					2006					2007
	First Quarter	Second Quarter	Third Quarter	Fourth Quarter	Full Year	First Quarter	Second Quarter	Third Quarter	Fourth Quarter	Full Year	First Quarter

Operating earnings before tax - as reported	523	510	665	667	2,365	672	703	590	767	2,732	663
Effect of change in accounting principles before tax - not applicable	-	-	-	-	-	-	-	-	-	-	-
Operating earnings before tax after change in accounting policies	523	510	665	667	2,365	672	703	590	767	2,732	663
Reclassification to/from gains/losses on investments - not applicable	-	-	-	-	-	-	-	-	-	-	-
Share in net results of associates	-	-	-	-	-	-	-	-	-	-	(1)
Operating earnings before tax - adjusted	523	510	665	667	2,365	672	703	590	767	2,732	662

Net operating earnings - adjusted	365	381	478	559	1,783	483	496	448	551	1,978	499

Operating earnings before tax - adjusted	523	510	665	667	2,365	672	703	590	767	2,732	662
Gains/(losses) on investments	74	48	100	77	299	7	(126)	9	82	(28)	174
Impairment charges	18	41	11	(17)	53	(3)	(23)	(16)	27	(15)	16
Other income and charges	-	-	-	-	-	-	-	-	-	-	-
Income before tax - adjusted	615	599	776	727	2,717	676	554	583	876	2,689	852
Income tax	(191)	(161)	(225)	(128)	(705)	(191)	(155)	(139)	(253)	(738)	(227)
Minority Interest	-	2	-	-	2	-	-	-	-	-	-
Net income - adjusted	424	440	551	599	2,014	485	399	444	623	1,951	625
Operating earnings before tax - adjusted by line of business
Life	148	169	222	168	707	163	193	189	196	741	155
Accident and health	104	94	82	65	345	88	118	120	91	417	117
Life and protection	252	263	304	233	1,052	251	311	309	287	1,158	272
Fixed annuities	54	128	128	154	464	111	134	87	145	477	98
Variable annuities	27	(52)	30	107	112	85	52	42	87	266	69
Retail mutual funds	0	(4)	-	4	0	-	2	(2)	5	5	4
Individual savings and retirement products	81	72	158	265	576	196	188	127	237	748	171
Pensions and asset management	34	48	34	26	142	34	46	22	37	139	42
Institutional guaranteed products	98	89	116	94	397	109	85	81	133	408	110
BOLI/COLI	20	12	16	19	67	16	20	17	21	74	21
Institutional products	118	101	132	113	464	125	105	98	154	482	131
Reinsurance	38	26	37	30	131	66	53	34	52	205	47
Share in net results of associates	-	-	-	-	-	-	-	-	-	-	(1)
Operating earnings before tax - adjusted	523	510	665	667	2,365	672	703	590	767	2,732	662

AEGON THE NETHERLANDS											TABLE 3
UNAUDITED
amounts in millions

	EUR					EUR					EUR
	2005					2006					2007
	First Quarter	Second Quarter	Third Quarter	Fourth Quarter	Full Year	First Quarter	Second Quarter	Third Quarter	Fourth Quarter	Full Year	First Quarter

Operating earnings before tax - as reported	36	83	101	102	322	286	130	117	101	634	79
Effect of change in accounting principles before tax	(55)	(408)	(108)	(248)	(819)	618	275	(444)	132	581	298
Operating earnings before tax after change in accounting principles	(19)	(325)	(7)	(146)	(497)	904	405	(327)	233	1,215	377
Reclassification from/to gains/losses on investments[1]	-	-	-	-	-	-	5	52	(157)	(100)	(278)
Share in net results of associates	-	1	-	3	4	1	2	1	3	7	-
Operating earnings before tax - adjusted[2]	(19)	(324)	(7)	(143)	(493)	905	412	(274)	79	1,122	99

Operating earnings before tax - pro forma[3]	41	174	95	191	501	84	105	160	125	474	99

Net operating earnings - adjusted	(9)	(216)	11	(105)	(319)	648	283	(180)	117	868	74

Net operating earnings - pro forma[3]	33	124	80	149	386	70	67	124	176	437	74

Operating earnings before tax - adjusted[2]	(19)	(324)	(7)	(143)	(493)	905	412	(274)	79	1,122	99
Gains/(losses) on investments[3]
- as reported	234	495	142	114	985	(70)	260	286	(63)	413	(140)
- reclassification to/from operating earnings[1]	-	-	-	-	-	-	(5)	(52)	157	100	278
Impairment charges	(24)	(10)	(1)	10	(25)	9	(13)	(9)	1	(12)	(5)
Other income and charges	-	-	-	-	-	-	-	-	-	-	-
Income before tax - adjusted[4]	191	161	134	(19)	467	844	654	(49)	174	1,623	232
Income tax	(53)	(15)	(2)	31	(39)	(211)	(122)	19	111	(203)	(41)
Minority Interest	-	-	-	-	-	-	-	-	-	-	-
Net income - adjusted[4]	138	146	132	12	428	633	532	(30)	285	1,420	191

Net Income - as reported	176	425	206	207	1,014	198	339	282	221	1,040	(31)
Net effect of change in accounting principles	(38)	(279)	(74)	(194)	(585)	435	193	(312)	64	380	222
Net income - adjusted[4]	138	146	132	13	429	633	532	(30)	285	1,420	191

Operating earnings before tax - pro forma by line of business
Life	(2)	62	41	77	178	28	34	51	44	157	28
Accident and health	8	20	5	12	45	5	12	10	7	34	10
Life and protection	6	82	46	89	223	33	46	61	51	191	38
Saving products	7	(10)	7	11	15	4	12	14	5	35	5
Individual savings and retirement products	7	(10)	7	11	15	4	12	14	5	35	5
Pensions and asset management	10	91	37	86	224	35	27	77	58	197	54
Distribution	8	-	1	(4)	5	7	5	1	5	18	8
General insurance	10	10	4	6	30	4	13	6	3	26	(6)
Share in net results of associates	-	1	-	3	4	1	2	1	3	7	-
Operating earnings before tax - pro forma[3]	41	174	95	191	501	84	105	160	125	474	99

1Represents (i) the reclassification from gains/losses on investments of fair value movements in derivatives to hedge interest rate risks in guarantees of AEGON The Netherlands and (ii) the reclassification of hedge ineffectiveness to gains/losses on investments.

2Operating earnings before tax - adjusted are presented in all periods after giving effect to the change in accounting principles and after change in definition of operating earnings to include our share in net results of associates.

3Operating earnings - pro forma are presented in all periods after giving effect to the change in accounting principles and after change in definition of operating earnings to include our share in net results of associates and excluding the effect of any movements in fair value of guarantees as would have been the case had AEGON The Netherlands’ full hedge program been in place for the period Q1 2005 - Q4 2006. As from Q1 2007 operating earnings - pro forma is not applicable anymore and amounts are equal to operating earnings - adjusted.

4Income before tax - adjusted and net income - adjusted are presented after giving effect to the change in accounting principles.

8

AEGON UK										TABLE 4
										UNAUDITED
									amounts in millions

	GBP					GBP					GBP
	2005					2006					2007
	First Quarter	Second Quarter	Third Quarter	Fourth Quarter	Full Year	First Quarter	Second Quarter	Third Quarter	Fourth Quarter	Full Year	First Quarter

Operating earnings before tax - as reported	33	35	13	30	111	37	38	39	39	153	44
Effect of change in accounting principles before tax - not applicable	-	-	-	-	-	-	-	-	-	-	-
Operating earnings before tax after change in accounting policies	33	35	13	30	111	37	38	39	39	153	44
Reclassification to/from gains/losses on investments - not applicable	-	-	-	-	-	-	-	-	-	-	-
Share in net results of associates	-	-	-	-	-	-	-	-	1	1	-
Operating earnings before tax - adjusted	33	35	13	30	111	37	38	39	40	154	44

Net operating earnings - adjusted	24	26	12	34	96	29	36	30	45	141	37

Operating earnings before tax - adjusted	33	35	13	30	111	37	38	39	40	154	44
Gains/(losses) on investments	2	2	(1)	3	6	(2)	-	8	5	11	1
Impairment charges	-	(1)	-	(1)	(2)	-	(1)	-	-	(1)	-
Other income and charges	8	30	15	18	71	30	(19)	26	24	61	10
Income before tax - adjusted	43	66	27	50	186	65	18	73	69	225	55
Income tax	(10)	(8)	(1)	2	(17)	(7)	(1)	(11)	3	(16)	(7)
Minority Interest	-	-	-	-	-	-	-	-	-	-	-
Net income - adjusted	33	58	26	52	169	58	17	62	72	209	48

Operating earnings before tax - adjusted by line of business
Life	2	-	-	(1)	1	-	4	5	3	12	5
Life and protection	2	-	-	(1)	1	-	4	5	3	12	5
Pensions and asset management	32	34	33	38	137	42	35	33	35	145	38
Distribution	(1)	1	(20)	(7)	(27)	(5)	(1)	1	1	(4)	1
Share in net results of associates	-	-	-	-	-	-	-	-	1	1	-
Operating earnings before tax - adjusted	33	35	13	30	111	37	38	39	40	154	44

OTHER COUNTRIES										TABLE 5
										UNAUDITED
									amounts in millions

	EUR					EUR					EUR
	2005					2006					2007
	First Quarter	Second Quarter	Third Quarter	Fourth Quarter	Full Year	First Quarter	Second Quarter	Third Quarter	Fourth Quarter	Full Year	First Quarter

Operating earnings before tax - as reported	12	14	13	5	44	8	1	11	17	37	21
Effect of change in accounting principles before tax - not applicable	-	-	-	-	-	-	-	-	-	-	-
Operating earnings before tax after change in accounting policies	12	14	13	5	44	8	1	11	17	37	21
Reclassification to/from gains/losses on investments - not applicable	-	-	-	-	-	-	-	-	-	-	-
Share in net results of associates	3	10	(2)	5	16	5	5	5	9	24	8
Operating earnings before tax - adjusted	15	24	11	10	60	13	6	16	26	61	29

Net operating earnings - adjusted	12	21	8	10	51	9	4	11	(4)	20	16

Operating earnings before tax - adjusted	15	24	11	10	60	13	6	16	26	61	29
Gains/(losses) on investments	4	2	5	1	12	14	1	-	5	20	2
Impairment charges	-	-	-	-	-	-	-	-	-	-	-
Other income and charges	192	(16)	-	-	176	-	(1)	-	1	-	-
Income before tax - adjusted	211	10	16	11	248	27	6	16	32	81	31
Income tax	(34)	-	(2)	(1)	(37)	(7)	(2)	(5)	(31)	(45)	(14)
Minority Interest	-	-	-	-	-	-	-	-	-	-	-
Net income - adjusted	177	10	14	10	211	20	4	11	1	36	17

Operating earnings before tax - adjusted by line of business
Life	5	5	5	10	25	3	2	10	9	24	8
Accident and health	-	1	1	-	2	1	1	1	1	4	1
Life and protection	5	7	6	10	28	4	3	11	10	28	9
Variable annuities	-	-	-	-	-	-	-	-	1	1	-
Saving products	-	-	-	(5)	(5)	(1)	(1)	(1)	(2)	(5)	-
Mutual funds	-	-	-	1	1	-	1	-	1	2	-
Individual savings and retirement products	-	-	-	(4)	(4)	(1)	-	(1)	-	(2)	-
Pensions and asset management	-	-	-	1	1	(2)	(11)	(7)	2	(18)	4
General insurance	7	8	6	4	25	7	10	7	5	29	8
Other	-	(1)	1	(6)	(6)	-	(1)	1	-	-	-
Share in net results of associates	3	10	(2)	5	16	5	5	5	9	24	8
Operating earnings before tax - adjusted	15	24	11	10	60	13	6	16	26	61	29

AEGON N.V.										TABLE 6a
UNDERLYING OPERATING EARNINGS										UNAUDITED
									amounts in millions

	EUR					EUR					EUR
	2005					2006					2007
	First Quarter	Second Quarter	Third Quarter	Fourth Quarter	Full Year	First Quarter	Second Quarter	Third Quarter	Fourth Quarter	Full Year	First Quarter
Operating earnings before tax - pro forma[1]	438	576	591	737	2,342	630	660	634	769	2,693	641
(Over) / under performance of fair value items - Americas	46	50	(69)	(107)	(80)	(92)	(16)	13	(148)	(243)	(27)
(Over) / under performance of fair value items - The Netherlands	(3)	(21)	1	(6)	(29)	(22)	31	(23)	(9)	(23)	(12)
Underlying operating earnings before tax	481	605	523	624	2,233	516	675	624	612	2,426	602

Net underlying operating earnings	339	450	405	549	1,743	385	487	483	605	1,959	455

AEGON AMERICAS										TABLE 6b
										UNAUDITED
									amounts in millions

	USD					USD					USD
	2005					2006					2007
	First Quarter	Second Quarter	Third Quarter	Fourth Quarter	Full Year	First Quarter	Second Quarter	Third Quarter	Fourth Quarter	Full Year	First Quarter
Over / (under) performance of fair value items by line of business
Life and protection	(2)	2	23	10	33	17	-	3	31	51	3
Individual savings and retirement products	(59)	(41)	30	102	32	47	14	(24)	82	119	15
Pensions and asset management	(1)	1	5	5	10	4	2	2	10	18	2
Institutional products	(7)	(6)	21	18	26	23	5	6	48	82	15
Reinsurance	9	(20)	10	(3)	(4)	19	2	(2)	16	35	-
Total over / (under) performance of fair value items	(60)	(64)	89	132	97	110	23	(15)	187	305	35

Underlying operating earnings before tax	583	574	576	535	2,268	562	680	605	580	2,427	627

Net underlying operating earnings	404	422	421	473	1,720	412	481	458	431	1,782	476

AEGON THE NETHERLANDS										TABLE 6c
										UNAUDITED
									amounts in millions

	EUR					EUR					EUR
	2005					2006					2007
	First Quarter	Second Quarter	Third Quarter	Fourth Quarter	Full Year	First Quarter	Second Quarter	Third Quarter	Fourth Quarter	Full Year	First Quarter
Over / (under) performance of fair value items by line of business
Life and protection	2	12	-	3	17	13	(18)	14	6	15	-
Pensions and asset management	1	9	(1)	3	12	9	(13)	9	3	8	12
Total over / (under) performance of fair value items	3	21	(1)	6	29	22	(31)	23	9	23	12

Underlying operating earnings before tax	38	153	96	185	472	62	136	137	116	451	87

Net underlying operating earnings	30	103	81	143	357	48	98	101	167	414	62

EXPLANATION

Certain assets held by AEGON Americas and AEGON The Netherlands are carried at fair value, and managed on a total return basis, with no offsetting changes in the valuation of related liabilities. These include assets such as hedge funds, private equities, real estate limited partnerships and convertible bonds. Underlying operating earnings exclude any over- or underperformance compared to management’s long-term expected return on these assets. In the Americas these assets total approximately USD 4.2 billion as per March 31, 2007. In the Netherlands these assets total approximately EUR 259 million as per March 31, 2007. Based on current holdings and asset class returns, the long-term expected return on an annual basis is 8-10%, depending on the asset class, including cash income and market value changes. The expected earnings from these assets classes are net of DPAC where applicable.

In addition, certain products offered by AEGON Americas contain guarantees and are reported on a fair value basis, including the segregated funds offered by AEGON Canada and the total return annuity products of AEGON USA. The earnings on these products are impacted by movements in equity markets and risk free interest rates. Short-term developments in the financial markets may therefore cause volatility in earnings. Included in underlying operating earnings is a long-term expected return on these products and any over- or underperformance compared to management’s expected return is excluded from underlying operating earnings.

1Operating earnings - pro forma are presented in all periods after giving effect to the change in accounting principles and after change in definition of operating earnings to include our share in net results of associates and excluding the effect of any movements in fair value of guarantees as would have been the case had AEGON The Netherlands full hedge program been in place for the period Q1 2005 - Q4 2006. As from Q1 2007 operating earnings - pro forma is not applicable anymore and amounts are equal to operating earnings - adjusted.